Flamel Technologies Announces Three New Partnership Agreements; Second Quarter 2010 Results

LYON, France—July 28, 2010 --Flamel Technologies (Nasdaq:FLML) today announced three new partnership agreements and its financial results for the second quarter of 2010.   Highlights included:

•	Three new agreements with two pharmaceutical partners:

o	Two agreements with a single partner involve the Micropump platform;

o	A third agreement for the development of a controlled release formulation involving a peptide and a protein intended to treat metabolic disease

•	Positive advances in the Company’s work with Pfizer and Merck Serono; and

•	Positive cash-flow at constant-currency rates.

“Flamel continued to advance on development programs this quarter with our existing partners, while adding new projects into our feasibility pipeline. All of our projects involving existing molecules continue to progress through pre-clinical and clinical development.  The already-marketed molecules on which we are working to develop improved formulations with partners, together with competitors within their respective classes, represented over $17 billion in revenues in 2009,” commented Stephen H. Willard, Flamel’s chief executive officer.  “In addition, we believe that the applicability of the Medusa platform in creating better formulations of biologics will continue to gain considerable traction within the industry as our data become available.”

Financial Results

Flamel reported total revenues in the second quarter 2010 of $7.5 million, compared to $9.6 million in the year-ago period.  License and research revenues were $3.3 million versus $4.3 million in the second quarter of 2009.  Product sales and services in the current quarter totaled $1.9 million versus $2.5 million in the second quarter of 2009.    Other revenues during the current quarter, including royalties on the sale of Coreg CR™, were $2.4 million versus $2.7 million in the year-ago period.

Costs and expenses during the second quarter of 2010 were $(12.2) million versus $(13.2) million in the year-ago period.  Costs of goods and services sold in the quarter totaled $(1.6) million versus $(1.9) million in the second quarter of 2009.  Research and development expenses were $(7.9) million versus $(8.0) million in the second quarter of 2009.  SG&A declined to $(2.8) million from $(3.3) million in the year-ago period.

Net loss in the second quarter of 2010 was $(4.3) million, compared to a net loss of $(3.6) million in the second quarter of 2009.  Net loss per share (basic) for the second quarter of 2010 was ($0.18), compared to a net loss per share (basic) in the year-ago period of ($0.15).

Cash and marketable securities as of June 30, 2010 totaled $33.7 million versus $35.4 million as of March 31, 2010.  The decline was entirely due to currency translation effects; absent these, the Company grew cash during the quarter by approximately $1.6 million.

For the first half of 2010, Flamel reported total revenues of $15.6 million versus $21.6 million in the first half of 2009. License and research revenues during the period were $6.7 million versus $11.4 million in the year-ago period.  Product sales and services during the first six months of 2010 were $4.2 million versus $5.0 million in the first half of 2009.  Other revenues during the first six months of 2010 were $4.7 million versus $5.2 million in the year-ago period.

During the first half of 2010, total costs and expenses were $(24.4) million, versus $(24.1) million in the year-ago period.  Costs of goods and services sold in the first half of 2009 totaled $(3.5) million versus $(3.9) million in the year-ago period.  Research and development expenses during the first half of 2010 were $(15.1) million versus $(13.9) million during the year-ago period.  SG&A for the first six months of 2010 amounted to $(5.7) million versus $(6.2) million in the year-ago period.

Net loss in the first half of 2010 was $(8.3) million, compared to a net loss of $(2.4) million in the first half of last year.  Net loss per share (basic and diluted) for the first half of 2010 was $(0.34), compared to net loss per share (basic and diluted) in the year-ago period of $(0.10).

A conference call to discuss earnings is scheduled for 8:30 AM  EDT July 29, 2010.  The dial-in number (for investors in the U.S. and Canada) is 877-719-9799; the conference ID number is 3585453.  International investors are invited to dial +1 719-325-4813.

The conference call will also be webcast  The webcast may be accessed at www.flamel.com.

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs.  Flamel's Medusa® technology is designed to deliver controlled-release formulations of proteins, peptides, as well as other large and small molecules.

Charles Marlio, Director of Strategic Planning and Investor Relations
Tel:	+ (33) (0)4-7278-3434
Fax:	+ (33) (0)4-7278-3435
Marlio@flamel.com

This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The document reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel's reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2009.

Financial Statements (Unaudited)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Three months ended June 30,		Six months ended June 30,
	2009	2010	2009	2010
Revenue:
License and research revenue	$4,341	$3,305	$11,430	$6,746
Product sales and services	2,529	1,860	4,951	4,165
Other revenues	2,705	2,350	5,248	4,691
Total revenue	9,575	7,515	21,629	15,602
Costs and expenses:
Cost of goods and services sold	(1,891)	(1,585)	(3,941)	(3,510)
Research and development	(8,014)	(7,861)	(13,933)	(15,122)
Selling, general and administrative.	(3,287)	(2,797)	(6,233)	(5,728)
Total	(13,192)	(12,243)	(24,107)	(24,360)

Loss from operations	(3,617)	(4,728)	(2,478)	(8,758)

Interest income net..	139	105	257	217
Foreign exchange gain (loss)	(74)	201	(148)	215
Other income	2	85	9	88

Loss before income taxes.	(3,550)	(4,337)	(2,360)	(8,238)
Income tax benefit (expense).	-	47	-	(76)
Net loss.	$(3,550)	$(4,290)	$(2,360)	$(8,314)

Loss per share

Basic loss per ordinary share.	$(0.15)	$(0.18)	$(0.10)	$(0.34)
Diluted loss per share.	$(0.15)	$(0.18)	$(0.10)	$(0.34)

Weighted average number of shares outstanding (in thousands) :

Basic.	24,220	24,408	24,213	24,375
Diluted	24,220	24,408	24,213	24,375